                                                               EXHIBIT 12.1

                     BALLY GAMING INTERNATIONAL, INC.

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                          (DOLLARS IN THOUSANDS)

                                              YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                      1991    1992     1993      1994    1995
                                     ------- ------- ---------  ------- -------
Earnings:
  Net income (loss)................  $ 5,004 $ 5,254 $ (23,443) $ 3,793 $(3,393)
  Extraordinary item...............      --      --     (3,759)     --      --
  Income taxes.....................    5,784   6,725     4,242    2,820   4,904
  Imputed interest on rents........      357     357       357      357     357
  Interest and debt discount amor-     1,602   1,951     4,424    6,768   6,853
   tization........................  ------- ------- ---------  ------- -------
    Earnings (loss) as defined for   $12,747 $14,287 $ (18,179) $13,738 $ 8,721
     ratio.........................  ======= ======= =========  ======= =======
Fixed Charges:
  Imputed interest on rents........  $   357 $   357 $     357  $   357 $   357
  Interest and debt discount amor-     1,602   1,951     4,424    6,768   6,853
   tization........................  ------- ------- ---------  ------- -------
    Fixed charges as defined for     $ 1,959 $ 2,308 $   4,781  $ 7,125 $ 7,210
     ratio.........................  ======= ======= =========  ======= =======
Ratio of earnings to fixed charges.     6.51    6.19       --      1.93    1.21
                                     ======= ======= =========  ======= =======
Amount by which earnings were (in-       --      --  $ (22,960)     --      --
 adequate) to cover fixed charges..  ======= ======= =========  ======= =======